SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

METRO-GOLDWYN-MAYER INC.

(Name of Subject Company)

METRO-GOLDWYN-MAYER INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

591610100

(CUSIP Number of Class of Securities)

Jay Rakow

Senior Executive Vice President and General Counsel

Metro-Goldwyn-Mayer Inc.

10250 Constellation Boulevard

Los Angeles, California 90067

(310) 449-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Persons Filing Statement)

With copies to:

Janet S. McCloud, Esq. Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP 10250 Constellation Boulevard, 19th Floor Los Angeles, CA 90067 (310) 553-3000	Charles M. Nathan, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4864 (212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to the Schedule 14D-9, filed in response to comments raised by the Staff of the Securities and Exchange Commission, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) filed by Metro-Goldwyn-Mayer Inc. on September 4, 2003 relating to the tender offer commenced on August 21, 2003 by Tracinda Corporation and Kirk Kerkorian for up to 15,000,000 shares of common stock, par value $.01 per share, of Metro-Goldwyn-Mayer Inc. at a purchase price of $16.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 21, 2003, as amended, and the related Letter of Transmittal. Except as otherwise indicated, the information set forth in the original Statement remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.    The Solicitation or Recommendation

Background of the Offer

The eighth paragraph of the section entitled “Background of the Offer” is hereby amended by adding the following sentences at the end thereof:

The Special Committee also concluded that it was not necessary for Rothschild to provide an opinion as to whether the Offer Price is fair, from a financial point of view, to the stockholders because Tracinda and Mr. Kerkorian were not proposing, and had no current intention, to take the Company private and because each stockholder has its own investment objectives and view as to the future prospects of the Company that may be different than those of the other stockholders. The Special Committee determined that the type of analyses to be performed by Rothschild, together with other factors to be considered by the Special Committee, would provide an appropriate basis to take a position with respect to the Offer.

Reasons for the Special Committee’s Position

The second paragraph of the section entitled “Reasons for the Special Committee’s Position” is hereby amended by deleting the last sentence of that paragraph and replacing it with the following sentences:

Except as described herein, Rothschild did not make any other conclusions or perform any other analyses that the Special Committee considered in connection with Rothschild’s review and analysis of the Offer. The full text of the Rothschild Letter is included in Annex A hereto.

The third paragraph of the section entitled “Reasons for the Special Committee’s Position” is hereby amended by adding the following sentences at the end thereof:

In particular, the Special Committee considered the following:

•	The production, completion and distribution of theatrical motion pictures require substantial capital and are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast and other key creative personnel, as well as disruptions caused by weather, cast or crew illness or accidents or other events beyond the Company’s control. As such, the projected costs of a motion picture at the time it is set for production or acquired may increase significantly, and the date of completion may be substantially delayed due to the exigencies of production.

•	The costs of producing and marketing motion pictures have increased substantially in recent years, generally at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices. The commercial success of a motion picture in theaters, and its potential to generate revenues from other distribution channels, depends on its acceptance by the public which may be affected by a number of factors, including the acceptance of competing motion pictures, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, none of which can be predicted with certainty.

•	Numerous organizations with which the Company competes in the motion picture and television industries have significantly greater financial and other resources than the Company. Most of the other major studios as well as the major television networks and cable channels are part of large, diversified corporate groups with a variety of other operations, which can provide both means of distributing their products and stable sources of earnings that offset the fluctuations in the financial performance of their motion picture and television operations.

•	The entertainment industry in general, and the motion picture and television industries in particular, are continuing to undergo significant changes, primarily due to technological developments. For example, as motion pictures begin to be distributed using emerging technologies such as the Internet and online services, the ability to protect intellectual property rights in motion pictures will be threatened by advances in technology that enable digital piracy. Due to this rapid growth of technology and related piracy, as well as shifting consumer tastes and the popularity and availability of other forms of entertainment, it is difficult to predict the overall effect these factors will have on the potential revenue and profitability of feature-length motion pictures and television programming.

The fourth paragraph of the section entitled “Reasons for the Special Committee’s Position” is hereby amended and restated as follows:

Market Price and Premium. The Special Committee considered recent and historical market prices of the Shares and an analysis of premium tender offer prices paid in selected transactions. The Special Committee observed that the $16 per share Offer Price represents a 26.0% premium over the closing price of the Shares on July 28, 2003, the day before the public announcement of the Purchasers’ intent to commence the Offer at $16 per Share, a 28.8% premium to the closing price per Share on June 30, 2003, four weeks prior to the Purchasers’ announcement, a 35.4% premium to the average closing price per Share for the one-year period ended July 28, 2003 and a 11.6% premium to the average closing price per Share for the two-year period ended July 28, 2003. The Special Committee noted that stockholders whose Shares are acquired in the Offer would realize a significant premium to current trading prices with respect to such Shares. See the summary of the historical trading ranges of the Shares and an analysis of selected transactions set forth below in the section entitled “Summary of the Financial Analysis and Letter of the Special Committee’s Financial Advisor.”

The seventh paragraph of the section entitled “Reasons for the Special Committee’s Position” is hereby amended by deleting the last sentence of that paragraph and replacing it with the following sentences:

The Special Committee also considered analyses performed by Rothschild which, based on assumptions regarding future Company growth and industry conditions, indicated that the intrinsic value of the Shares is in excess of the Offer Price, assuming that the Company meets or exceeds its projections and successfully executes its business strategy. The Special Committee noted that, if the trading market recognizes greater long-term value of the Shares, a stockholder who decides not to tender its Shares in the Offer may realize greater long-term value with respect to such Shares.

The eighth paragraph of the section entitled “Reasons for the Special Committee’s Position” is hereby amended by deleting the last sentence thereof and replacing it with the following sentences:

The Special Committee also observed that such a decrease in the public float of the Shares would further limit trading liquidity of the Shares and could increase the volatility of Share prices in the trading market, and that stockholders whose Shares are not acquired in the Offer, including any Shares not purchased as a result of the Offer being oversubscribed, would be subject to reduced trading liquidity of the Shares and potentially increased Share price volatility.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METRO-GOLDWYN-MAYER INC.

By:	/s/ WILLIAM A. JONES
Name:	William A. Jones
Title:	Senior Executive Vice President and Secretary

Dated: September 18, 2003

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